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BB 3/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE, SUITE 903
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO (305) 372-0299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – *if individual, state last, first, middle name*)

6401 GALLOWAY ROAD, SUITE 207 (Address) MIAMI (City) FLORIDA (State) 33173 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, DC
151

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

10 3/29

OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED LIST



SHARON L. VERNON
Notary Public - State of Florida
My Commission Expires Aug 28, 2010
Commission # DD 547137
Bonded By National Notary Assn.

A Camejo
Signature

President & General Principal
Title

Sharon Vernon
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRG130168	James Brewer Carias and Carmen Elena Sosa Brewer
PRG123579	Juan Ignacio Sosa and Maria Elena Vers
PRG130133	Inversiones Sosabas
PRG131830	Capital Management Resources AVV
PRG130265	Inversora Severena
PRG131202	Briceno & Asociados
PRG133027	Inversiones Sosabas Sub Acct #4
PRG133302	Welsher Enterprises S.A.
PRG134104	Global Property Group LLC
PRG135119	Juan I. Sosa
PRG135178	Cristina Elena Sosa
PRG135313	Casa Propia E.A.P.
PRG133345	Cobranzas C.P.
PRG136328	Carlos José Bellosa Varady
PRG134260	Venequip Corp. S.A.
PRG135976	Rafael Herrera
PRG135992	Capital Developers, L.L.C.
PRG230448	Latinfenix, Inc.

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2006

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

Member: American and Florida Institutes of Certified Public Accountant's

The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 21, 2007

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalent	$ 95,622
Money Market Funds	210,889
Deposit With Clearing Organization	75,000
Commissions Receivable	20,941
Note Receivable From Affiliate	132,800
Due From Affiliate	117,835
Prepaid Expenses	35,464
Computer Equipment (Net of Accumulated Depreciation of $15,305)	8,343
Computer Software (Net of Accumulated Depreciation of $21,945)	
Office Equipment (Net of Accumulated Depreciation of $20,180)	20,180
Leasehold Improvement (Net of Accumulated Depreciation of $60)	6,707
	$ 723,781

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 44,923
Commissions Payable		46,939
Income Taxes Payable		2,762
Deferred Income Taxes Payable		4,324
Capital Leases Payable		28,874
		127,822
COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)		
STOCKHOLDERS' EQUITY:		
Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding	$ 82,025	
Paid-In Capital	258,350	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	281,831	595,959
		$ 723,781

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
SHAREHOLDERS' EQUITY JANUARY 1, 2006	$ 82,025	$ 258,350	$ (26,247)	$ 268,098	$ 582,226
INCOME	-	-	-	13,733	13,733
SHAREHOLDERS' EQUITY DECEMBER 31, 2006	$ 82,025	$ 258,350	$ (26,247)	$ 281,831	$ 595,959

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Principal Transactions		$ 291,258
Commission Income		903,651
Service Charge Fee Income		250,422
		1,445,331
OPERATING EXPENSES		1,449,064
LOSS FROM OPERATIONS		(3,733)
INTEREST AND DIVIDEND INCOME		19,035
INCOME BEFORE PROVISION FOR INCOME TAX		15,302
PROVISION FOR INCOME TAX:		
Current	$ 2,772	
Deferred	(1,203)	1,569
INCOME		$ 13,733

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Income	$ 13,733
Depreciation	11,156
Adjustments to Reconcile Income to Net Cash Provided By Operating Activities:	
Increase in Accounts Payable	17,762
Increase in Receivable From Broker	(3,998)
Increase in Prepaid Expense	(29,821)
Decrease in Deposit with Clearing	125,569
Increase in Commissions Payable	1,944
Increase in Income Taxes Payable	2,380
Decrease in Deferred Tax Liability	(1,203)
Increase in Due From Affiliate	(18,018)
Net Cash Provided by Operating Activities	119,504
CASH FLOW FROM INVESTING ACTIVITIES:	
Proceeds of Notes Receivable	(4,350)
Purchase of Leasehold Improvements	(6,767)
Net Cash Used By Investing Activities	(11,117)
CASH FLOW FROM FINANCING ACTIVITIES:	
Principal Payment on Capital Lease Obligation	(11,530)
Net Cash Used By Financing Activities	(11,530)
INCREASE IN CASH	96,857
CASH BALANCE - JANUARY 1, 2006	209,654
CASH BALANCE - DECEMBER 31, 2006	$ 306,511
CASH PAID DURING YEAR FOR:	
Interest	$ 6,521

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash.

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES:

The Company has registered with Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2006 the Company's Net Capital was $269,037 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 47.5%. Revenue is recognized on trade date.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUNDS:

These consists of a money market account held by the Company's carrying broker. This account is shown at its market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line Depreciation expense, for financial statement purposes, as of December 31, 2006 was $11,156.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with National Financial Services, LLC; and a wholly owned and fully guaranteed subsidiary of Fidelity Investments Company. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

NOTE 2 COMMITMENTS AND CONTINGENCIES (CONTINUED):

The Company has an arrangement with Investment Resources International, Inc., an affiliated company, to provide administrative support. The agreement calls for the company to pay 90% of all revenues less commission expense, clearing fees and communication costs to Investment Resources for these services, plus $2,500 a month for operating expenses. The agreement also calls for these fees to be waived in any given month, at the sole discretion of Investment Resources International, Inc.

NOTE 3 RELATED PARTY TRANSACTIONS:

NOTE RECEIVABLE FROM AFFILIATE:

Note receivable from affiliate matures on December 31, 2007 with interest of 4.75%.

EXPENSES:

Included in operating expenses is $492,051 for administrative support which includes rent through July and clerical assistance, and $30,000 for office expenses paid to an affiliated company, Investment Resources International, Inc.. Included in interest income is a $4,350 accrual from Investment Resources International, Inc. The companies are related by common ownership. Due From Affiliates of $117,835 are advances to Investment Resources International, Inc.

NOTE 4 CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela and Israel.

NOTE 5 INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation.

The components of taxes on income as of December 31, 2006 are as follows:

Current Tax Expense:	
Federal	$ 1,818
State	954
	$ 2,772
Deferred Tax Expense:	
Federal	$ 880
State	323
	$ (1,203)
Provision for Income Tax	$ 1,569

NOTE 6 CAPITAL LEASES:

The Company has entered into three capital lease agreements for office equipment and computer equipment. The leases began in July 2004,June 2004 and December 2005 and require sixty equal monthly payments of $711, forty-eight equal monthly payments of $335, and forty eight monthly payments of $76.66 respectively.

Future minimum lease payments required under the leases for the year ended December 31, are as follows:

2007	$ 13,477
2008	12,135
2009	5,109
Total approximate minimum lease payments	30,721
Less approximate amount representing interest	1,847
Present value of minimum lease payments	28,874
Less current portion	11,529
Long-term portion	$ 17,345

The following is an analysis of leased assets included in property and equipment at December 31, 2006:

	Cost	Accumulated Depreciation	Net
Computer Equipment	$ 12,377	$ 6,188	$ 6,189
Office Equipment	$ 40,360	$ 20,180	$ 20,180
Computer Equipment	$ 2,744	$ 589	$ 2,155

NOTE 7 OPERATING LEASE:

The Company entered into a six year operating lease on February 2006 for office space expiring in 2012. The Company occupied the space as of August 18, 2006. The monthly payment is $7,360.18 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, are as follows:

2007	$ 88,322.16
2008	88,322.16
2009	88,322.16
2010	88,322.16
2011	88,322.16
2012	14,720.36

For 2006 rent expense amounted to $32,052.38.

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2006

CREDITS:		
Shareholders' Equity		$ 595,959
DEBITS:		
Prepaid Expenses		35,464
Property, Plant & Equipment		35,230
Due From Affiliate		250,635
		321,329
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		274,630
Haircuts on Securities Position:		
Money Market Fund	$ 5,098	
Intercredit C.D.	495	5,593
NET CAPITAL		269,037
MINIMUM NET CAPITAL REQUIREMENT:		
6 2/3% of Aggregate Indebtedness of $-0- or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 169,037
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		47.5%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts Payable & Accrued Expenses		44,923
Commissions Payable		46,939
Income Taxes Payable		2,762
Deferred Income Tax Payable		4,324
Capital Leases Payable		28,950
		$ 127,898

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, NFS, LLC - Fidelity Investment Company, on a fully-disclosed basis.

See Accompanying Accountants' Report

PORTFOLIO RESOURCES GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION	$ 269,037
Adjustments:	
Income Taxes	2,254
Leases Payable	(24)
Deferred Income Taxes	(1,203)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 270,064

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2006 or at any time during the year then ended.

See Accompanying Accountants' Report

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group. Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American and Florida Institutes of Certified Public Accountant's

To the Board of Directors
Portfolio Resources Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 21, 2007

END